Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September […], 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Grubb & Ellis AGA Realty Income Fund (S000022881)
Grubb & Ellis AGA U.S. Realty Fund (S000024736)
Grubb & Ellis AGA International Realty Fund (S000024737)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of August 31, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 197 to its registration statement, filed on behalf of its series, Grubb & Ellis AGA Realty Income Fund, Grubb & Ellis AGA U.S. Realty Fund and Grubb & Ellis AGA International Realty Fund (the “Funds”).  PEA No. 197 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 22, 2010 for the purpose of conforming the Funds’ Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Summary Section - General Comments – All Funds

1.
Staff Comment:  Please add a statement to the narrative disclosure in the Example for each Fund to clarify that the fee waiver/expense reimbursement discussed in the Fees and Expenses of the Fund table is applied only to the first year of the periods shown in the Example.

Response:  The Trust responds by revising the narrative disclosure in the Example for each Fund to read as follows:

“This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only in the first year of the periods shown in the Example.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:”

2.
Staff Comment:  Please provide an explanation of why the Funds’ investment adviser believes that companies engaged in the healthcare, gaming, retailing, restaurant, natural resources and utility industries qualify as related to real estate.

Response:  The Trust responds by stating that the investment adviser does not consider all companies in the healthcare, gaming, retailing, restaurant, natural resources and utility industries as real estate-related.  Rather, the investment adviser considers companies in those industries to be real estate-related only if those companies’ investments, balance sheets or income statements are real estate intensive, i.e., if at least 50% of the company’s actual or anticipated revenues, profits, assets, services or products are related to real estate, including, but not limited to, the ownership, renting, leasing, construction, management, development or financing of commercial, industrial or residential real estate.

The Trust responds further that it has clarified this distinction by revising the definition of “Realty Companies” to read as follows:

“For purposes of the [Fund’s] investment strategies, “Realty Companies” are real estate-related companies of any size including, but not limited to, real estate investment trusts (“REITs”), real estate operating companies (“REOCs”), real estate service companies, companies in the homebuilding, lodging and hotel industries, and other companies (including, but not limited to, those engaged in the healthcare, gaming, retailing, restaurant, natural resources and utility industries) whose investments, balance sheets or income statements are real-estate intensive.”

3.	Staff Comment: Please revise the footnote to each Fund’s performance bar chart to appear as regular text, rather than as a footnote.

Response:  The Trust responds by making the requested revision.

Summary Section - Realty Income Fund – Principal Investment Strategies

4.
Staff Comment:  The Staff notes that the Realty Income Fund has adopted an investment policy of investing at least 80% of its net assets in securities U.S. Realty Companies.  Please confirm supplementally that the specific designation of U.S. Realty Companies is correct.

Response:  The Trust responds by confirming that policy of investing 80% of the Realty Income Fund’s net assets in securities of U.S. Realty Companies is correct.

Summary Section - International Realty Fund

5.
Staff Comment:  The Staff notes that the International Realty Fund has adopted a policy of investing at least 80% of its net assets in equity securities of International Realty Companies.  Please revise this policy to specifically state the types of equity securities in which the Fund may invest.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Under normal circumstances, the International Realty Fund seeks to achieve its investment objectives by investing at least 80% of its net assets in equity securities (including common, convertible and preferred stocks) of International Realty Companies (as defined below) as well as certain synthetic instruments relating to International Realty Companies.”

6.
Staff Comment:  The Staff notes that the International Realty Fund has used the S&P Developed BMI Property (ex. U.S.)® Index as the Fund’s primary benchmark index.  Please explain why this is an appropriate broad-based market index that meets the requirement of Instruction 5 to Item 27(b)(7) of Form N-1A.  Alternatively, the Staff suggests that the Fund consider using a separate broad-based market index in addition to the S&P Developed BMI Property (ex. U.S.)® Index.

Response:  The Trust responds respectfully by stating that in accordance with Instruction 5 to Item 27(b)(7) of Form N-1A, the S&P Developed BMI Property (ex. U.S.)® Index is not administered by an organization that is an affiliated person of the Fund, its investment adviser, or principal underwriter, and the index is widely recognized and used.

According to the Standard & Poor’s publication “S&P Global Property Indices” (available at http://www.standardandpoors.com/servlet/BlobServer?blobheadername3=MDT-Type&blobcol=urldata&blobtable=MungoBlobs&blobheadervalue2=inline%3B+filename%3DFactsheet_SP_Global_Property_Indices.pdf&blobheadername2=Content-Disposition&blobheadervalue1=application%2Fpdf&blobkey=id&blobheadername1=content-type&blobwhere=1243730095146&blobheadervalue3=UTF-8):

“The “S&P Global Property Indices define and measure the investable universe of publicly traded property companies. With approximately 500 constituents from 36 countries, the [S&P Global Property Index] is ideal for a range of investing activities, including benchmarking active funds and setting the foundation for passive funds.

The S&P Global Property divides into two sub-indices:

•	S&P Developed Property
•	S&P Emerging Property

The S&P Developed Property, in particular, has gained acceptance as a definitive, investable benchmark. The index includes approximately 400 stocks from 22 countries.” (Emphasis added.)

According to the same publication, the S&P Developed BMI Property (ex. U.S.)® Index includes approximately 260 stocks from 21 countries and approximately 64% of the country weighting of the entire S&P Developed Property Index.  (This is the universe from which the Fund’s investment adviser selects substantially all of the Fund’s investments.)

Consequently, the Fund’s investment adviser believes that the S&P Developed BMI Property (ex. U.S.)® Index is an “appropriate broad-based securities market index” meeting the requirements of Instruction 5 to Item 27(b)(7) of Form N-1A.

Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

7.
Staff Comment:  The Staff notes that the Funds have adopted a policy allowing the investment objective, strategies and policies described in the Prospectus to be changed without the approval of the Fund’s respective shareholders upon 30 days’ written notice to shareholders.  Please revise this policy to require 60 days written notice to shareholders.

Response:  The Trust responds by making the requested revision.

8.
Staff Comment:  The Staff notes that a risk disclosure has been included in this section for warrants.  To the extent that each Fund may invest in warrants as a principal investment strategy, please confirm that appropriate disclosure of this investment strategy and related risks is included in the Summary Section.

Response:  The Trust responds first by confirming that the US Realty and International Funds each contain appropriate disclosure regarding investments in Warrants in the Principal Investment Strategies discussion in the Summary Section.  The Trust further responds by adding the following disclosure to the Summary Section for the US Realty and International Funds:

“Warrants.  Investments in warrants involve certain risks, including the possible lack of a liquid market for resale of the warrants, potential price fluctuations as a result of speculation or other factors, and failure of the price of the underlying security to reach or have reasonable prospects of reaching a level at which the warrant can be prudently exercised (in which event the warrant may expire without being exercised, resulting in a loss of [the Fund’s] entire investment therein).”

Management of the Funds

9.
Staff Comment:  Please explain how the investment adviser addresses any conflict of interest that may arise in selecting investments for the Funds given the real-estate related business of the investment adviser’s parent company, Grubb & Ellis Company.

Response:  The investment adviser has adopted written policies and procedures to address conflicts of interest.  Among these are express policies that investment opportunities and trades may not be allocated to one client over another to:

•	Favor one client at the expense of another;

•	Generate higher fees paid by one client over another or to produce greater performance compensation to the investment adviser;

•	Develop a relationship with a client or prospective client; or

•	Compensate a client for past services or benefits rendered to the investment adviser or to induce future services or benefits to be rendered to the investment adviser.

Furthermore, the investment adviser does not cause or permit the Funds to invest in any financial product sponsored by Grubb & Ellis Company, i.e., non-traded REITs and tenancies in common.  Also, the investment adviser has adopted policies and procedures with respect to the misuse of material non-public information if any such information was ever obtained from the parent company or held by the investment adviser.

Also, Grubb & Ellis Company holds only a 51% beneficial interest in the investment adviser, which is 49% owned by the investment adviser’s employees who are in charge of the investment adviser’s day-to-day operations.  Because of their ownership interests, these employees have differing incentives than the parent company.  Finally, the investment adviser’s offices and operations are kept separate from those of Grubb & Ellis Company.

10.	Staff Comment: Please clarify the role of Mr. Johnson and Mr. Ronco at the investment adviser since joining the firm in 2006.

Response:  The Trust responds by revising the disclosure related to Mr. Ronco to state that Mr. Ronco has served as a Senior Investment Analyst and Portfolio Manager of the investment adviser since joining the firm in 2006.  In addition the Trust notes that as of August 27, 2010, Mr. Johnson is no longer a portfolio manager of the Fund, and has removed all references to Mr. Johnson from the Prospectus.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers